SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  MAXXAM, INC.
                                (Name of Issuer)

                         Common Stock, $0.50 par value
                         (Title of Class of Securities)

                                   577771108
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 15, 1997
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
CUSIP No.  577771108

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           The Combined Master Retirement Trust

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               1,277,250
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         1,277,250

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           1,277,250

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.8%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           EP



CUSIP No. 577771108
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS(SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               1,278,250
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                         1,278,250

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           IN
                                AMENDMENT NO. 3
                                TO SCHEDULE 13D

     This amended and restated statement on Schedule 13D (this "Statement") is the initial electronic filing by the Reporting Persons, as defined below.

Item 1.   Security and Issuer

     This Statement relates to the common stock, $0.50 par value per share (the "Shares"), of MAXXAM, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 5847 San Felipe, Suite
2600, Houston, Texas   77057.

Item 2.   Identity and Background

     (a) This Statement is filed by (i) The Combined Master Retirement Trust (the "CMRT"), as the direct holder of Shares and (ii) by virtue of his position with the CMRT and certain of the other entities (as reported on this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     The CMRT is the direct holder of 1,027,250 Shares or approximately 11.9%, respectively, of the 8,655,773 Shares outstanding as of March 1, 1997 according to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Outstanding Shares").

     NL Industries, Inc. ("NL") is the direct holder of 250,000 Shares or approximately 2.9% of the Outstanding Shares. Valhi, Inc. ("Valhi") and Tremont Corporation ("Tremont") are the direct holders of approximately 55.6% and 17.7%, respectively, of the outstanding common stock of NL. Valhi and Tremont together may be deemed to control NL. Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2"), NL and Valmont Insurance Company ("Valmont") are the direct holders of approximately 31.6%, 4.7%, 3.2%, 0.5% and 0.4%, respectively, of the outstanding common stock of Tremont. Together, VGI, National and Contran Corporation ("Contran") may be deemed to control Tremont. Valhi is the holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. VGI, National and Contran are the direct holders of approximately 74.9%, 10.0% and 6.7%, respectively, of the outstanding common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the direct holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Mr. Harold C. Simmons is chairman of the board, president and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also chairman of the board and chief executive officer of Dixie Rice and Southwest. Additionally, Mr. Simmons is chairman of the board of NL and a director of Tremont.

     Substantially all of Contran's outstanding voting stock is held by two trusts, the Harold C. Simmons Family Trust No. 1 dated January 1, 1964 and the Harold C. Simmons Family Trust No. 2 dated January 1, 1964 (together, the "Trusts"), established for the benefit of Mr. Simmons' children and grandchildren, of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such shares.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     The CDCT No. 2 directly holds approximately 3.2% of the outstanding common stock of Tremont and 0.2% of the outstanding common stock of Valhi. Contran established the CDCT No. 2 pursuant to an agreement (the "Trust Agreement"), dated as of October 1, 1995, between Contran and NationsBank of Texas, N.A., a national banking association ("NationsBank"). NationsBank serves as the trustee of the CDCT No. 2 (the "Trustee"). The CDCT No. 2 was established in connection with the Amended Deferred Compensation Agreement, dated as of October 1, 1995, between Contran and Harold C. Simmons. Pursuant to the Trust Agreement, Contran retains the right to vote the shares held by the CDCT No. 2. Except to fund withholding obligations with respect to payments to Mr. Simmons, the Trustee may not sell the shares it holds without Contran's consent. Contran retains the right at anytime, in its sole discretion, to substitute assets of equal fair market value for any shares that the CDCT No. 2 holds. As a result of the relationship between Contran and the CDCT No. 2, Contran (i) retains sole power to vote the shares that the CDCT NO. 2 holds, (ii) shares dispositive power with the Trustee over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     The CMRT directly holds approximately 11.9% of the Outstanding Shares and less than 1.0% of the outstanding common stock of Tremont and Valhi, respectively. The CMRT is a trust formed by the Company to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by the Company and related companies. Mr. Simmons is sole trustee of the CMRT and sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT. Mr. Simmons, however, disclaims beneficial ownership of the Shares held by the CMRT, except to the extent of his vested beneficial interest therein.

     Harold C. Simmons' spouse is the direct beneficial owner of 1,000 Shares (less than 0.1% of the Outstanding Shares) and less than 0.1% and approximately 0.1% of the outstanding shares of common stock of Tremont and Valhi, respectively. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     The Reporting Persons understand that NL and Valmont directly hold 1,186,200 shares and 1,000,000 shares, respectively, of the common stock of Valhi. The Reporting Persons further understand that, pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont and NL hold directly as treasury stock for voting purposes. For the purposes of this Statement, such shares that Valmont and NL hold directly are not deemed outstanding.

     (b)  The business address of the CMRT and Harold C. Simmons is Three
Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240-2697.

     (c) The CMRT is a collective investment trust formed by Valhi to permit the collective investment by trusts that fund various qualified pension and profit sharing plans maintained by Valhi and related companies. The employee benefit plans funded by the trusts participating in the CMRT are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     (d) Neither of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The CMRT is governed by the laws of the State of Texas, except as those laws are superseded by federal law. Harold C. Simmons is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

     The total amount of funds required by the CMRT to acquire the Shares it directly holds was $19,675,528 (including commissions). Such funds were provided by the CMRT's cash on hand and no funds were borrowed for such purpose.

     Funds for any future purchases of Shares by the CMRT are expected to be provided from cash on hand.

Item 4.   Purpose of Transaction

     The CMRT acquired Shares solely for the purpose of investment. The Reporting Persons intend to review continuously their equity interest in the Company. Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     Except as described in this Item 4, neither of the Reporting Persons has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of
Schedule 13D.

     On November 13, 1991, NL and Mr. Simmons, as trustee of the CMRT, filed a complaint against the Company, its directors and other parties in the Delaware Court of Chancery alleging breach of fiduciary duty, seeking rescission of certain transactions regarding real property located in Rancho Mirage, California (the "Mirada") between the Company and Federated Development Company ("Federated"), which, the Reporting Persons understand, controls the Company, and seeking damages and other relief. NL, Mr. Simmons and other plaintiffs claimed that a loan by the Company in 1987 to Federated and the forgiveness of that loan in 1991, as a result of which the Company acquired the Mirada from Federated, were unfair to the Company and constituted breaches of the defendants' fiduciary duties to the Company. The case was tried before the court in early 1996. On April 4, 1997, the court issued its opinion and found in favor of NL, the CMRT and the other plaintiffs, and ruled that the defendants had failed to prove that both transactions were fair to the Company. The court further ruled that the matter of an appropriate remedy to be entered in favor of the Company should await further proceedings regarding, among other things, the feasibility of rescission of the transactions. The foregoing summary of the complaint and the court's decision are qualified in their entirety by reference to Exhibits 1 and 2, which are incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

     (a) NL is the direct beneficial owner of 250,000 Shares, or approximately 2.9% of the Outstanding Shares. By virtue of the relationships reported under
Item 2 of this Statement, Tremont, Valhi, VGI, National, NOA, Southwest, Dixie Holding, Dixie Rice, Contran, the CMRT and Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly held by NL.

     The CMRT is the direct beneficial owner of 1,027,250 Shares or approximately 11.9% of the Outstanding Shares. NL is the direct beneficial owner of 250,000 Shares. By virtue of the relationships reported under Item 2 of this Statement, the CMRT may be deemed to be the beneficial owner of the 1,277,250 Shares (approximately 14.8% of the Outstanding Shares) directly held by NL and itself. By virtue of the relationships reported under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly and indirectly held by the CMRT.

     Harold C. Simmons does not directly own any Shares. NL, the CMRT and Mr. Simmons' spouse are the direct beneficial owners of 250,000, 1,027,250 and 1,000 Shares, respectively. By virtue of the relationships described under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the 1,278,250 Shares (approximately 14.8% of the Outstanding Shares) directly held by NL, the CMRT and Mr. Simmons' spouse. Except to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

     (b) Each of NL, the CMRT and Mr. Simmons' spouse has the direct power to vote and direct the disposition of the Shares directly held by it or her. By virtue of the relationships described in Item 2:

          (1) the CMRT and Harold C. Simmons may be deemed to share the indirect power to vote and direct the disposition of the Shares directly held by NL; and

          (2) Harold C. Simmons may be deemed to share the indirect power to vote and direct the disposition of the Shares directly held by NL, the CMRT and his spouse.

     (c)  None.

     (d) Each of NL, the CMRT and Harold C. Simmons' spouse has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Neither of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Complaint dated November 13, 1991 filed in the Delaware Court of Chancery in the matter of NL Industries, Inc., et al. v. MAXXAM, INC., et al. (C.A. No. 12353) (incorporated by reference to Exhibit 1 to Amendment No. 2 to this Statement).

Exhibit 2* Memorandum Opinion of the Court of Chancery of the State of Delaware dated April 4, 1997 in the matters of MAXXAM, Inc./Federated Development Shareholders Litigation and NL Industries, Inc., et al. v. MAXXAM, INC., et al. (Consolidated C.A. Nos. 12111 and 12353).

----------
*    Filed herewith.



                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 15, 1997




                                /s/ Harold C. Simmons
                                --------------------------------
                                Harold C. Simmons
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   SCHEDULE A


Harold C. Simmons, INDIVIDUALLY and as Trustee of THE COMBINED MASTER RETIREMENT TRUST.



                                 EXHIBIT INDEX


Exhibit 1 Complaint dated November 13, 1991 filed in the Delaware Court of Chancery in the matter of NL Industries, Inc., et al. v. MAXXAM, INC., et al. (C.A. No. 12353) (incorporated by reference to Exhibit 1 to Amendment No. 2 to this Statement).

Exhibit 2* Memorandum Opinion of the Court of Chancery of the State of Delaware dated April 4, 1997 in the matters of MAXXAM, Inc./Federated Development Shareholders Litigation and NL Industries, Inc., et al. v. MAXXAM, INC., et al. (Consolidated C.A. Nos. 12111 and 12353).

----------
*    Filed herewith